Exhibit 4

AXTIVE CORPORATION

SUBSCRIPTION AGREEMENT

Axtive Corporation

1445 Ross Avenue, Suite 4500

Dallas, Texas 75202

Dated: May 22, 2003

The undersigned purchaser (“Purchaser”) hereby irrevocably subscribes for fifty (50) shares of the Series A Convertible Preferred Stock, par value $0.01 per share (the “Subscribed Shares”), of Axtive Corporation, a Delaware corporation (the “Company”), for a purchase price per share of $1,000, or an aggregate purchase price of $50,000 (the “Purchase Price”).

Purchaser hereby agrees with and covenants to the Company that Purchaser shall deliver the Purchase Price, in cash in full, to the Company on or before 45 days after the date of this Subscription Agreement (such 45-day period being hereinafter referred to as the “Subscription Period”).

The Company hereby agrees with and covenants to the Purchaser that, unless this subscription shall be rejected by the Company in accordance with the terms hereof, upon Purchaser’s payment of the Purchase Price in accordance with the terms of this Agreement the Purchaser shall be entitled to receive from the Company (i) a duly executed certificate representing the Subscribed Shares and (ii) as additional consideration for, and as an inducement to, the Purchaser’s purchase of the Subscribed Shares, a duly executed warrant exercisable for 100,000 shares of the Company’s common stock, par value $0.01 per share, at a per share exercise price of $0.20 (the “Warrant”).

Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its reasonable discretion at any time during the Subscription Period, regardless whether Purchaser shall already have paid all or any portion of the Purchase Price to the Company. Upon a rejection of the subscription, the Company shall be obligated to promptly return to the Purchaser any portion of the Purchase Price already paid to the Company. This subscription may not be revoked by Purchaser except as provided by state law.

§ 1 REPRESENTATIONS, WARRANTIES AND COVENANTS

Purchaser makes the following representations, acknowledgments, warranties and covenants in order to permit the Company to determine his suitability as a purchaser of the Subscribed Shares and the Warrant (including any securities into which the Subscribed Shares may be convertible or exercisable, the “Securities”) and to determine that the exemption from registration relied upon by the Company under Regulation D of the United States Securities Act of 1933, as amended (the “Securities Act”) is available to it.

(a) Purchaser has received and has read, understands and is fully familiar with the Offering Materials provided to the Purchaser by the Company (including the Company’s periodic filings and other documents filed with the Securities and Exchange Commission available at www.sec.gov. Purchaser has received adequate information concerning all matters that he considers material to a decision to invest in the Company. The Purchaser covenants to the Company that he will read and use all best efforts to familiarize himself with all such forms, reports and other documents filed by the Company, including those that may be filed between the execution of this Subscription Agreement until the Purchaser’s payment of the Purchase Price and the issuance to the Purchaser of the Securities.

(b) The Securities will be acquired solely by and for Purchaser’s account, for investment, and not for resale or distribution. Purchaser’s financial condition is such that he has no need for liquidity with respect to this investment and no need to dispose of any portion of the Securities to satisfy any existing or contemplated undertaking or indebtedness.

(c) Purchaser has such knowledge and experience in financial, investment and business matters that he is capable of evaluating the merits and risks of this investment, without the assistance of an adviser.

§ 2 ACCREDITED INVESTOR STATUS

Purchaser understands that the Securities may be bought only by persons who are “accredited investors” as defined in Regulation D of the Securities Act. Purchaser represents that he is an accredited investor because he meets one or more of the accredited investor categories set forth below, and that he has initialed each category that applies to him:

GCB (a)	An individual whose net worth, or joint net worth with the individual’s spouse, exceeds $1,000,000 as of the date of this Agreement.

GCB (b)	An individual whose individual gross income exceeded $200,000 in each of the two most recent calendar years, or whose joint gross income with the individual’s spouse exceeded $300,000 in each of the two most recent calendar years and, in either case, the person has reasonable expectation of his single or joint gross income, respectively, reaching the same level in the current year.

GCB (c)	A director or executive officer of the Company.

§ 3 INDEMNIFICATION

Purchaser shall indemnify the Company, its officers, directors, stockholders, employees, affiliates or agents from and against any loss, damage, liability or expense (including reasonable attorneys’ fees and expenses) they incur as a result of Purchaser’s breach of any representation or covenant herein. This indemnification shall survive Purchasers death, disability or disposition of the Securities.

§ 4 MISCELLANEOUS

All information provided by Purchaser herein is accurate and complete as of the date hereof and shall be accurate and complete on such date as the Purchaser shall have paid the Purchase Price in full, unless Purchaser has advised the Company of any such inaccuracy or incompleteness, and may be relied upon by the Company and its agents. Purchaser agrees to notify the Company of any material change in such information occurring prior to payment of the Purchase Price. This Agreement shall be binding upon Purchaser’s heirs, executors, administrators and other successors. This Agreement shall be construed under and governed by the internal laws of the State of Texas.

This subscription may be accepted or rejected by the Company in whole or in part, in its reasonable discretion. If accepted, the Securities will be issued only in the name of the Purchaser. This Agreement and any documents submitted herewith shall survive: (a) non-material changes in the transactions, documents and instruments described in the offering materials provided to the Purchaser by the Company; (b) Purchaser’s death or disability; and (c) the acceptance of this subscription by the Company.

PURCHASER:

/s/ GRAHAM C. BEACHUM III	Date: May 22, 2003
Graham C. Beachum III

BY SIGNING HERE AND DELIVERING THIS DOCUMENT TO THE COMPANY OR ITS AGENT, YOU ARE AGREEING TO BE LEGALLY BOUND BY THIS SUBSCRIPTION AGREEMENT.

AGREED AND ACCEPTED as of the date set forth below:

AXTIVE CORPORATION

By:	/s/ DAVID N. PILOTTE
Name:	David N. Pilotte
Title:	Executive Vice President, Chief Financial Officer and Secretary

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